ImmunoGen, Inc.

128 Sidney Street, Cambridge, MA	02139-4239	TEL: (617) 995-2500

FAX: (617) 995-2510

July 27, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE
Washington, DC 20549

Attn:  Filing Desk

RE:          ImmunoGen, Inc. AMENDMENT TO FORM 10-K ON FORM 10-K/A FOR THE FISCAL YEAR ENDED JUNE 30, 2004 AND AMENDMENTS TO FORMS 10-Q ON FORMS 10-Q/A FOR THE QUARTERS ENDED SEPTEMBER 30, 2004, DECEMBER 31, 2004 AND MARCH 31, 2005.

FILE NO. 0-17999

Ladies and Gentlemen:

We, ImmunoGen, Inc., are electronically transmitting hereunder a conformed copy of each of the following documents: an Amendment to Form 10-K on Form 10-K/A for the fiscal year ended June 30, 2004 and Amendments to Forms 10-Q on Forms 10-Q/A for the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005.

Our Form 10-K for the fiscal year ended June 30, 2004 was filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2004 and our Forms10-Q for the fiscal quarters ended on September 30, 2004, December 31, 2004 and March 31, 2005 were filed on November 9, 2004, February 9, 2005 and May 6, 2005, respectively.  Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by us for five (5) years.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 995-2500.

Sincerely,

/s/ Karleen M. Oberton

Karleen M. Oberton
Senior Corporate Controller